     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 25, 2003
-------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 --------------

                                  SCHEDULE TO
             TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                 --------------

                              DELTA AIR LINES, INC.
         (NAME OF SUBJECT COMPANY (ISSUER) AND FILING PERSON (OFFEROR))

                                 --------------

           OPTIONS TO PURCHASE COMMON STOCK, PAR VALUE $1.50 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                    247361108
            (CUSIP NUMBER OF CLASS OF SECURITIES UNDERLYING OPTIONS)
                                 --------------

                         ------------------------------
                                ROBERT S. HARKEY
                SENIOR VICE PRESIDENT-GENERAL COUNSEL & SECRETARY
                              DELTA AIR LINES, INC.
                                 P.O. Box 20706
                           ATLANTA, GEORGIA 30320-6001
                            TELEPHONE: (404) 715-2600
                            FACSIMILE: (404) 715-2233
       (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
             NOTICES AND COMMUNICATIONS ON BEHALF OF FILING PERSON)
                                 --------------
                                    COPY TO:
                             ELIZABETH G. WREN, ESQ.
                             KILPATRICK STOCKTON LLP
                            3500 ONE WACHOVIA CENTER
                              301 S. COLLEGE STREET
                         CHARLOTTE, NORTH CAROLINA 28202
                                 (704) 338-5123

                           CALCULATION OF FILING FEE*
------------------------------------      --------------------------------------
      TRANSACTION VALUATION*                       AMOUNT OF FILING FEE
------------------------------------      --------------------------------------
          Not Applicable                              Not Applicable
------------------------------------      --------------------------------------

*No filing fee is required because this filing contains only preliminary communications made before the commencement of a tender offer.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.

    Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

    Amount Previously Paid:  Not Applicable     Filing Party:  Not Applicable

    Form or Registration No.:  Not Applicable   Date Filed:  Not Applicable

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

    Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ] Third-party tender offer subject to Rule 14d-1.
[X] Issuer tender offer subject to Rule 13e-4.
[ ] Going-private transaction subject to Rule 13e-3.
[ ] Amendment to Schedule 13D under Rule 13d-2.
    Check the following box if the filing is a final amendment reporting the
    results of the tender offer.     [ ]

Attached are the Notice of Annual Meeting of Shareowners and Proxy Statement of Delta Air Lines, Inc. for its Annual Meeting of Shareowners to be held on April 25, 2003 (the "Proxy Materials"). The Proxy Materials contain, among others, a proposal submitted for the approval of Delta's shareowners whereby Delta's 2000 Performance Compensation Plan, DeltaShare Stock Option Plan and Pilots Stock Option Plan (collectively, the "Plans") would be amended to authorize Delta to undertake a stock option exchange program (the "Exchange Program").

The Proxy Materials do not constitute an offer to holders of options to purchase Delta Common Stock to exchange their options. If Delta's shareowners approve the amendments to the Plans, the Exchange Program may be commenced in the discretion of Delta's Board of Directors within a reasonable time following shareowner approval, but the Board could choose not to proceed with the Exchange Program.


IF THE EXCHANGE PROGRAM IS COMMENCED, DELTA WILL PROVIDE TO OPTION HOLDERS WHO ARE ELIGIBLE TO PARTICIPATE IN THE EXCHANGE PROGRAM WRITTEN MATERIALS EXPLAINING THE TERMS, CONDITIONS AND TIMING OF THE EXCHANGE PROGRAM. PERSONS WHO ARE ELIGIBLE TO PARTICIPATE IN THE EXCHANGE PROGRAM SHOULD READ THESE WRITTEN MATERIALS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE EXCHANGE PROGRAM. DELTA WILL ALSO POST THESE WRITTEN MATERIALS ON ITS WEBSITE, WWW. DELTA.COM, AND FILE THE MATERIALS WITH THE SECURITIES AND EXCHANGE COMMISSION AS PART OF A TENDER OFFER STATEMENT. DELTA SHAREOWNERS AND OPTION HOLDERS WILL BE ABLE TO OBTAIN THESE WRITTEN MATERIALS AND OTHER DOCUMENTS FILED BY DELTA FREE OF CHARGE FROM THE SECURITIES AND EXCHANGE COMMISSION'S WEBSITE AT WWW.SEC.GOV.

ITEM 12. EXHIBITS.

EXHIBIT NO.   DESCRIPTION
-----------   -----------
   99.1       Definitive Proxy Statement for 2003 Annual Meeting of Shareowners.

                                INDEX TO EXHIBITS

EXHIBIT NO.   DESCRIPTION
-----------   -----------
   99.1       Definitive Proxy Statement for 2003 Annual Meeting of Shareowners.


                                       3